EXHIBIT 99.1

Luxoft Acquires Pelagicore AB, a Sweden-Based Provider of Software Platforms and Services for In-Vehicle Infotainment Systems

NEW YORK—(BUSINESS WIRE) September 13, 2016 — Luxoft Holding, Inc. (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired Pelagicore AB, a leader in open source software (OSS) platforms and services for in-vehicle infotainment (IVI) and human machine interface (HMI) development. The company serves a number of blue-chip corporations and enjoys industry recognition as thought leaders in the HMI space with deep expertise in open source technologies, the cross-platform user interface (UI) development framework Qt, and in IVI systems.  Its product portfolio facilitates richer user experiences (UX) and user interfaces (UI) in line with the next generation of consumer electronics.

Pelagicore has strong relationships with premium automotive OEMs, Tier-1s and silicon vendors. As a co-founder of the newly announced automotive specific Qt Automotive Suite (view press release) and also a GENIVI Board member, Pelagicore’s high-level approach to system design is highly complementary to Luxoft’s business model in automotive and across other verticals.

“This is a strategic acquisition for Luxoft, solidifying our positioning as a definitive leader and end-to-end provider for IVI and HMI development needs for the global automotive and other Tier-I manufacturers, as companies build the best experience for their customers who are increasingly demanding access to the latest and sophisticated technologies,” said Georg Doll, Luxoft Automotive Managing Director. “We welcome Pelagicore to the Luxoft family. We believe that their strong leadership team, core expertise and full stack OSS platform will help take Luxoft’s automotive offering to the next level, further strengthening our position as one of the largest independent system integrators for the automotive industry able to deliver on complex, mission critical software development projects for OEMs and Tier-1s worldwide.”

Mr. Doll continued: “In addition, we see further applications for the company’s expertise and solutions across a wide array of verticals.  As digitization is changing the way various smart devices are designed, blurring the border between the physical and digital experience, the combination of Pelagicore’s capabilities and Luxoft expertise creates a much broader cross-vertical opportunity for device creation.  We see  a strong fit between Pelagicore’s device creation solutions and expertise and Luxoft’s existing embedded and IoT offerings.  Pelagicore’s success in developing advanced engineering frameworks can enhance the value Luxoft brings to its clients in other verticals including telecom, consumer electronics and medical devices. We expect that the device creation strategy will be developed and deployed under the leadership of Pelagicore’s founders Alex Diebald and Mikael Söderberg”.

“We are excited about partnering with Luxoft. Jointly, we have a vision of being the leading independent provider or software solutions from silicon to pixel enabling our customers to deploy User Experiences, which we believe are quite simply stunning. Luxoft offers us access to its agile global delivery platform enabling us to execute on large-scale strategic engagements and bring our solutions to a wider market with high quality delivery services,” commented Alwin Bakkenes, CEO of Pelagicore. “We also expect our clients to benefit from Luxoft’s complementary in-depth expertise in design, instrument cluster, advanced driver assistance systems and autonomous driving, connectivity / internet of things (IoT), telematics, and navigation technologies.  We see our combined deep expertise in automotive industry as bridging the gap between automotive and fast moving consumer electronics,” Mr. Bakkenes added.

“We are proud that we have been able to support a promising start-up company to become a global leader in the competitive Automotive Infotainment sector. It is now the right time for Pelagicore to become part of Luxoft, a global player which that shares Pelagicore’s vision and adds scale and complementary competencies”, said Christian Zeuchner, Investment Director Fouriertransform AB.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 30 dedicated delivery centers worldwide. It has over 11,000 employees across 36 offices in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit Luxoft website.

About Pelagicore

Pelagicore is shaping tomorrow’s infotainment systems from silicon to pixel: we enable silicon with key automotive grade software components, work upstream with open source software the way it was intended, and deliver  user experiences in line with next generation mobile devices. From concept to production we prototype, develop and integrate innovative technologies into connected car experiences. Experience change at pelagicore.com.

About Fouriertransform

Fouriertransform AB is a Swedish state-owned venture capital company, with the strategy to invest capital and be an active owner in companies in the manufacturing industry that have innovative and commercially viable products. The company, which has a total investment portfolio of 3 billion SEK, is an owner that provides expertise, networks and sound ownership governance to help its portfolio companies achieve their full potential. For further information, please visit fouriertransform.se.

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding anticipated benefits of the acquisition of Pelagicore AB; possible or assumed future results of our business and financial condition; and expectations regarding results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, risk that Luxoft will not realize some or all of the anticipated benefits of the acquisition, and the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2016 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

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